NEWS RELEASE

INTEROIL CONFIRMS DEEPER ANTELOPE RESERVOIR

January 29, 2008 -- InterOil Corporation (IOC:US NYSE Alternext) (IOC:POMSoX) announced that it has successfully drilled an additional 820 feet (250 meters) of reservoir from 8,071 feet (2,460 meters) to 8,891 feet (2,710 meters) in the Antelope-1  well.  This brings the total vertical section in the well to 3,156 feet (962 meters).

Current operations are to complete wireline logging and testing of the newly drilled reservoir section in order to establish the lowest known hydrocarbon base in the Antelope structure.

Highlights:

•	Total depth is 8,892 feet (2,710 meters) which is an additional 820 feet (250 meters) to pre-drill estimates.

•	A total reservoir section of 3,156 feet (962 meters) has been drilled.

•	As previously announced, DST#1 flowed gas at a rate of 13.1 million cubic feet of gas per day.

•	Net to gross pay is over 90%, with average porosities to date at 8.8%.

The forward program is to log the newly drilled portion of the wellbore and run a vertical seismic profile (VSP) with the well under pressure.  Following completion of logging, the Company plans to run drill stem tests (DSTs) on the lower sections of the wellbore and other zones of interest indentified on logs.  This process is designed to: 1) tie the wellbore directly to seismic data, 2) evaluate the newly drilled section, and 3) determine the level of the lowest known hydrocarbons, if not yet encountered by the extended drilling program.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.